September 17,
2024

Pervez Rizvi
Chief Financial Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street, P.O. Box 941428
Amman 11194, Jordan

       Re: International General Insurance Holdings Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-39255
Dear Pervez Rizvi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Non-GAAP Financial Measures, page 97

1. It appears that certain of your adjustments included in the non-GAAP reconciliation on page 98 are presented net of tax. If so and if material, please revise future filings to present the adjustments on a gross basis and present the tax impact in a separate line item with a clear explanation of how the amount was measured. Please refer to question 102.11 of the C&DIs on Non-GAAP Financial Measures for guidance.
B. Liquidity and Capital Resources, page 98

2. If significant to an understanding of your liquidity, please revise future filings to clarify the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries. Please describe if you must distribute this cash to the U.S. to pay dividends or to buy back your shares and discuss any other material plans to distribute cash to the
       U.S. Also quantify the amount that you consider to be permanently reinvested and may not be available for distribution to the U.S. Lastly, please address the potential tax implications of repatriation or any other material risks. Please provide us your proposed
 September 17, 2024
Page 2

       revised disclosure.
Note 2. Summary of Significant Accounting Policies - (k) Deferred policy acquisition costs, page
F-13

3. We note your disclosure that you do not capitalize salaries, benefits and other internal underwriting costs. Please clarify for us if you capitalize the internal costs described in
       ASC 944-30-25-1A and, if so, please revise your disclosure in future filings to clarify the internal costs you capitalize. If not, please tell us how you considered whether your policy is consistent with the guidance.
Note 14. Taxation, page F-40

4. Please tell us and revise future filings here or in MD&A to discuss the tax structures and strategies that have resulted in a large portion of your taxable income being allocated to
       Bermuda with a 0% tax rate while most of your premiums are related to insured risks outside of Bermuda as disclosed on page F-52.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance